September 4, 2019

David Lovatt
Chief Executive Officer
GenTech Holdings, Inc.
1731 1st Avenue
New York, NY 10128

       Re: GenTech Holdings, Inc.
           Registration Statement on Form 1-A
           Filed August 8, 2019
           File No. 024-11055

Dear Mr. Lovatt:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 1-A

Risk Factors, page 4

1. Please remove all references to lines of business that do not pertain to the company's future or former lines of business. In this regard we note references to the action camera industry and action online retail business.
2. Please add a risk factor discussing any regulatory approvals or licensing required to operate in the CBD-infused products market, including the CBD-infused food market, and how you plan to source the CBD. Please add similar disclosure in your Business section where you discuss applicable regulations.
Plan of Distribution
Terms of the Offering, page 29

3. Please revise to accurately reflect the number of shares being offered. David Lovatt
GenTech Holdings, Inc.
September 4, 2019
Page 2
General

4. We note your statement on page 6 and elsewhere that you are a "publicly reporting company" subject to reporting requirements. We also note your statement on page 13 that you are a non-reporting company. It appears your company will have no continuing reporting obligation following consummation of this Tier I Regulation A offering and that your references to your being a public company with a continuing reporting obligation are not appropriate. Please revise or advise.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.



                                                             Sincerely,

FirstName LastNameDavid Lovatt                               Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameGenTech Holdings, Inc.
                                                             and Services
September 4, 2019 Page 2
cc:       William Eilers
FirstName LastName